03025848

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

SEC MAIL RECEIVED PROCESSING
JUN 30 2003
WASH., D.C. 161 SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 001-15451

PROCESSED
JUL 02 2003
THOMSON FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRITZ COMPANIES, INC. SALARY INVESTMENT AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Parcel Service, Inc.
55 Glenlake Parkway, N.E.
Atlanta, Georgia 30328

FRITZ COMPANIES, INC. SALARY INVESTMENT AND RETIREMENT PLAN

Financial Statements as of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, Supplemental Schedule as of December 31, 2002 and Independent Auditors' Report

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Administrative Committee of the
Fritz Companies, Inc. Salary Investment and Retirement Plan:

We have audited the statement of net assets available for benefits (in liquidation) of Fritz Companies, Inc. Salary Investment and Retirement Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits (in liquidation) for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits (in liquidation) as of December 31, 2002, and the changes in net assets available for benefits (in liquidation) for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 2, 2003

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value:		
Mutual funds	$33,081,678	$43,655,971
United Parcel Service, Inc. common stock	4,415,328	4,226,683
Participant loans	575,600	1,229,843
Total investments	38,072,606	49,112,497
Cash	4,569	-
Total assets	38,077,175	49,112,497
LIABILITIES -		
Refund of excess contributions	-	3,811
NET ASSETS AVAILABLE FOR BENEFITS	$38,077,175	$49,108,686

See accompanying notes to financial statements.

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:	
Interest	$ 80,559
Dividends	964,664
Total additions	1,045,223
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:	
Benefits paid to participants	(8,298,367)
Net depreciation in fair value of investments	(3,778,367)
Total deductions	(12,076,734)
NET DECREASE	(11,031,511)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	49,108,686
End of year	$38,077,175

See accompanying notes to financial statements.

FRITZ COMPANIES, INC.
SALARY INVESTMENT AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. PLAN DESCRIPTION

The following is a brief description of the Fritz Companies, Inc. Salary Investment and Retirement Plan (the "Plan"), and is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan sponsored by Fritz Companies, Inc. (the "Company") and covers all active employees of the Company or an affiliated company that has adopted the Plan who have completed three months of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

On May 24, 2001, the Company was acquired by United Parcel Service, Inc. ("UPS"). The Company's common stock shares were converted into UPS's common stock on a 5 to 1 ratio.

Immediately prior to the merger discussed above, effective May 24, 2001, the Company's board of directors adopted a resolution to terminate the Plan and no additional contributions were allowed after that date. Participants became 100% vested in their account balances. On October 31, 2002 the IRS approved the termination application for the Plan. Effective July 1, 2001, participants who became employees of UPS were allowed to participate in UPS's defined contribution plan.

Contributions - Prior to May 24, 2001, participants were allowed to defer up to 15% (in 1% increments) of their compensations on a pretax basis and up to 10% (in 1% increments) of their compensations on an after-tax basis, even if pretax contributions were not made. No further contributions were permitted after May 24, 2001.

Investment Options - Participants direct the investment of their contributions to any combination of the following T. Rowe Price investment options: Prime Reserve Fund, New Income Fund, Equity Income Fund, Capital Appreciation Fund, Equity Index 500 Fund, International Stock Fund, New Era Fund, Science & Technology Fund, and Vanguard Small-Cap Stock Index Fund. Effective May 31, 2001, United Parcel Services, Inc. common stock was added as an additional investment option. Additionally, Company contributions are initially invested in shares of United Parcel Services, Inc common stock. Once participants are 100% vested in their Company contributions account, a participant may then elect to invest the Company contributions to the investment funds offered by the Plan.

Vesting - In conjunction with the anticipated termination of the Plan, on May 24, 2001 participants became 100% vested in their account balances. Forfeited, nonvested accounts totaled $13,034 and $27,796 during 2002 and 2001, respectively. These amounts are used first to restore forfeited balances of rehired participants; second to pay Plan administrative expenses; third to reduce the Sponsor's contribution.

Participant Loans - Prior to the termination of the Plan, participants could borrow up to 50% of their vested account balances to a maximum of $50,000. The term of the loan cannot exceed five years unless it is for the purchase of a primary residence. Loan transactions are treated as transfers to (from) the investment fund (from) to the participant note fund. Each participant may have only one loan outstanding at any given time. Interest rates are determined by the Plan's Administrative Committee at the time the loan is granted, based upon prevailing interest rates. Interest rates range from 8.25% to 11.00%. The principal and interest are repaid to the participants' accounts through semimonthly payroll deductions. Outstanding loan balances become due and payable upon retirement, termination of employment, disability, or death.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution, and (ii) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account.

Payment of Benefits - Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account attributable to contributions made for plan years that begin on or after January 1, 1989. For the portion of a participant's vested account attributable to plan years prior to January 1, 1989, the participant may also elect an annuity.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - Due to the election to terminate the Plan effective May 24, 2001 and as further discussed in Note 7, the Plan changed its basis of accounting in 2001 from the ongoing basis to the liquidation basis in accordance with accounting principles generally accepted in the United States of America. The change in basis did not have a material impact on the net assets of the Plan.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in mutual funds and UPS common stock are valued at quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Net realized and unrealized appreciation in the fair value of investments consists of the net change in unrealized appreciation or depreciation during the year on investments held at the beginning and end of the year, purchases of investments during the year, and the realized gain or loss on the sale of investments during the year.

Administrative Expenses - The Company pays Plan administrative fees and trustee fees. Participants are also charged a $50 loan fee upon the issuance of a loan.

Payment of Benefits - Benefits are recorded when paid.

3. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the custodian and trustee as defined by the Plan. UPS Common Stock is held by the Plan. The Company is the Plan sponsor and UPS owns Fritz Companies, Inc.

4. TAX STATUS

The IRS has determined and informed the Company by a letter dated April 25, 1995 that the Plan and related trust are designed in accordance with the applicable Sections of the Internal Revenue Code ("IRC"). The Plan has been restated since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. On October 31, 2002, the IRS approved the application filed by UPS for Determination for Terminating Plan.

5. INVESTMENTS

The fair values of individual investments that represented 5% or more of the Plan's net assets at December 31, 2002 and 2001 were as follows:

Description of Investment	2002	2001
Mutual funds:		
T. Rowe Price International Stock Fund		$ 2,244,663
T. Rowe Price New Income Fund	$ 3,497,155	3,334,107
T. Rowe Price Prime Reserve Fund	10,417,487	10,797,603
T. Rowe Price Equity Index 500 Fund	2,440,031	4,186,916
T. Rowe Price Science & Technology Fund		3,233,497
T. Rowe Price Equity Income Fund	7,457,844	11,325,929
T. Rowe Price Capital Appreciation Fund	5,688,590	7,378,635
United Parcel Service, Inc. common stock		
Nonparticipant-directed common stock	2,949,281	3,118,764
Participant-directed common stock	1,466,047	1,107,919

During the year ended December 31, 2002, the Plan's investments depreciated in value by $3,778,367 due to net effect of the following appreciation (depreciation):

Mutual funds	$ (3,967,012)
United Parcel Service, Inc. common stock	188,645
Total	$ (3,778,367)

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2002 is as follows:

Common stock:	
United Parcel Service, Inc. common stock at December 31, 2001	$3,118,764
Dividends	120,052
Net appreciation	399,231
Benefits paid to participants	(658,364)
Transfers to participant-directed investments	(30,402)
Net decrease	(169,483)
United Parcel Service, Inc. common stock at December 31, 2002	$2,949,281

* * * * * *

FRITZ COMPANIES, INC.
SALARY IN VESTMENT AND RETIREMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002

Issuer	Description of Asset	Units	Cost	Current Value
T. Rowe Price*	International Stock Fund	150,778	(1)	$ 1,338,907
T. Rowe Price*	New Era Fund	22,545	(1)	465,109
T. Rowe Price*	New Income Fund	393,381	(1)	3,497,155
T. Rowe Price*	Prime Reserve Fund	10,417,487	(1)	10,417,487
T. Rowe Price*	Equity Index 500 Fund	103,085	(1)	2,440,031
T. Rowe Price*	Science & Technology Fund	122,258	(1)	1,519,663
T. Rowe Price*	Equity Income Fund	376,849	(1)	7,457,844
T. Rowe Price*	Capital Appreciation Fund	400,323	(1)	5,688,590
Vanguard	Small Cap - Stock Index Fund	16,404	(1)	256,892
Common Stock*	United Parcel Service, Inc. Common Stock	23,241	(1)	1,466,047
Common Stock*	United Parcel Service, Inc. Common Stock (2)	46,755	$ 2,459,100	2,949,281
Participants*	Participant loans (367 loans with interest rates from 8.25% to 11.00%)			575,600
				$ 38,072,606

*Party-in-interest
(1) Cost information not required as investments are participant directed.
(2) Nonparticipant directed.

See accompanying independent auditors' report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

FRITZ COMPANIES, ICN.
SALARY INVESTMENT AND
RETIREMENT PLAN

David Mounts
Chief Financial Officer

June 10, 2003

Exhibit Index

23.1 Consent of Deloitte & Touche LLP

23.2 Consent of KPMG LLP

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-72127 of United Parcel Service of America, Inc. (predecessor to United Parcel Service, Inc.) on Form S-8 of our report dated May 2, 2003 appearing in this Annual Report on Form 11-K of the Fritz Companies, Inc. Salary Investment and Retirement Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

San Francisco, California
June 25, 2003

Exhibit 23.2

Consent of Independent Auditors

United Parcel Service of America, Inc. (predecessor to United Parcel Service, Inc.) and the Plan Administrator of the Fritz Companies, Inc. Salary Investment and Retirement Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-72127) on Form S-8 of United Parcel Service of America, Inc. (predecessor to United Parcel Service, Inc.) of our report dated May 22, 2002, relating to the statement of net assets available for benefits of the Fritz Companies, Inc. Salary Investment and Retirement Plan as of December 31, 2001, which report appears in the December 31, 2002 annual report on Form 11-K of Fritz Companies, Inc. Salary Investment and Retirement Plan.

KPMG LLP

San Francisco, California
June 25, 2003

Independent Auditors' Report

United Parcel Service of America, Inc. (predecessor to United Parcel Service, Inc.) and the Plan Administrator of the Fritz Companies, Inc. Salary Investment and Retirement Plan:

We have audited the statement of net assets available for benefits of Fritz Companies, Inc. Salary Investment and Retirement Plan (the Plan) as of December 31, 2001. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As further discussed in notes 1 and 7 to the financial statements, the board of directors of Fritz Companies, the Plan's sponsor, voted on May 24, 2001 to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis used in presenting the 2000 financial statements to the liquidation basis of accounting used in the 2001 financial statements. The change in basis did not have a material impact on the net assets of the Plan.

KPMG LLP

San Francisco, California
May 22, 2002